SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Tuffnell Ltd.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

89904P104

(CUSIP Number of Class of Securities)

George Dory
1110 Rue Des Uttina 1d
Morges, Switzerland
011 41787797472

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2010

(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

SCHEDULE 13D

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

George Dory (a/k/a Gyorgy Dory)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

31,500,000
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER

31,500,000
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,500,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

53.51%

14	TYPE OF REPORTING PERSON*

Individual

Item 1. Security and Issuer.

This statement on Schedule 13D ("Schedule 13D") is being filed with respect to the common stock, $0.001 par value (the "common Stock"), of Tuffnell Ltd., a Nevada corporation (the "Company"). The Company's principal executive office is located at 1802 North Carson Street Suite 212 Carson City Nevada  89701

Item 2. Identity and Background.

(a) This statement is filed by George (Gyorgy) Dory (the "Reporting Person") with respect to shares directly owned by him.

Any disclosures herein with respect to persons other than the Reporting Person is made on information and belief after making inquiry to the appropriate party.

(b) The business address of George Dory is 1802 North Carson Street Suite 212 Carson City Nevada  89701

(c) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On February 26, 2010, the Reporting Person acquired 31,500,000 shares of the Company's voting Common Stock from Mr. Kyle Beddome for $5,000. The funds utilized by the Reporting Person came from his personal funds.

Item 4. Purpose of Transaction.

The shares of Common Stock owned by the Reporting Person were acquired for, and are being held for, investment purposes. As discussed above, the shares were acquired pursuant to a private agreement with Mr. Kyle Beddome.

The Reporting Person may in the future directly acquire shares of Common Stock in open market or private transactions, block purchases or otherwise. The Reporting Person may continue to hold or dispose of all or some of the securities reported herein from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, subject to compliance with applicable law. Other than as set forth herein, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

(a) As of the close of business on February 26, 2010, the Reporting Person was the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of 31,500,000 shares of common Stock. As of February 26, 2010, these shares represented 53.51% of the voting power of the 58,860,000 total voting shares of the Company's capital stock outstanding as reported.

(b) The sole or shared power to vote or dispose of, or to direct the vote or disposition of the Common Stock with respect to each Reporting Person noted in paragraph (a) of this Item 5 is as set forth on the cover sheets of this Schedule 13D.

(c) There have been no transactions involving the shares of Common Stock of the Company engaged in during the 60 day period prior to and including February 26, 2010, up to the present.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person named in Item 2 of this statement and between such Reporting Person and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 10.1 Agreement to Purchase common stock from Mr.Kyle Beddome.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2010	/s/ George Dory
George Dory